EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Equal Shareholders,

We are pleased to deliver excellent results in the first quarter of 2012.  It has been a very busy start to the year and I want to highlight some of the key achievements so far:

Strong Operating Results
Equal generated $1.8 million in net income in Q1 whilst facing the headwinds of the lowest natural gas prices seen in ten years.  Production was up 20% year on year and averaged over 10,000 boe per day.  Funds from operations were up 12% year on year.  Operating expenses, G&A and interest expenses were all lower on a unit basis as a result of a continued focus on our cost structure.  Capital spending was less than cash flow for the quarter.

Improved Balance Sheet
The Company successfully closed on $9.7 million in non-core property dispositions undertaken to reduce overall debt.  This has been part of an ongoing balance sheet re-structuring and a strategy of improving of our financial flexibility that have been key goals since early 2011.  I am pleased to also announce that subsequent to the end of Q1, our banking syndicate has confirmed the continuation of our $200 million credit facility.  At this time our draw on this facility is only US$103 million which includes proceeds from the Mississippian oil venture and allows us significant latitude.

Mississippian Oil Venture
We announced on April 4th the terms under which Equal sold 50% of its working interest in Mississippian undeveloped lands in Oklahoma to Atlas Energy Partners LP.  This deal was closed on April 26th with proceeds to Equal of US$18 million.  As part of this transaction Equal has agreed with Atlas to jointly develop this acreage with Atlas operating the drilling and completion phases and Equal operating the production.  The venture intends to drill a minimum of six horizontal wells for the balance of 2012 starting in late Q2 or early Q3.  The immediate realization of these proceeds and the securing of a quality joint venture partner underpin strong future value growth for Equal.

Successful Drilling Programs
In Q1 Equal drilled six successful wells.  Four wells were put down in our northern Oklahoma Hunton play.  Two of these were on production at quarter end, and the other two will be on in Q2.  All four wells also preserved substantial additional Mississippian acreage.  Two wells were drilled in our core Twin Cities Central Dolomite (TCCD) play also in Oklahoma.  One was on production by the end of Q1 and the second was substantially drilled and is awaiting tie-in.  Subsequent to the quarter end Equal was drilling its third TCCD well and had just finished drilling its first Cardium oil well in Canada.

All in all, the Company’s results so far this year are in alignment with our stated goals and objectives.  We set out to manage our capital programs within our cash flow and we have done so even in a low natural gas price environment.  We initiated non-core asset sales in the last half of 2011 with the goal of improving our balance sheet, and we have completed the last of these in Q1 for a total of over $50 million in proceeds.  We also unlocked the value of our Mississippian oil play and we look forward to working closely with our new partner in delivering results with the drill bit in the balance of 2012.

Looking Forward
Among the challenges facing the Company in 2012 are the depressed prices in natural gas and associated natural gas liquids.  An unusually warm winter across North America has generated a temporary over-supply situation for the near term.  These lower prices will affect our cash flow expectations; our current cash flow projections for 2012 are between $50 - $55 million.  We are carefully monitoring our expenditures in light of lower realizations for our products so that our base development drilling expenditures stay within cash flow.  Our strong production performance in Q1 2012 is enabling us to maintain our original average production projection of 9,500 – 9,800 boe per day.

In addition, Equal is actively shifting its focus towards oil drilling in the Cardium, Mississippian and Viking plays and will keep this focus for the balance of the year.  Oil prices have been stronger than our forecast and so this change in drilling objectives is prudent.  Our Company has the capability to do this with our deep portfolio of opportunities and because we operate and control the agenda in our portfolio.

Strategic Review
On May 3rd, Equal’s board of directors announced the initiation of a strategic review process to be managed by a special committee of independent board members with the assistance of Scotiabank as strategic advisors.  The board and management are responding to a perceived significant gap between the value of the Company’s underlying assets, and the value being recognized in the Company’s stock price.  The objective of the strategic review is to explore ways to potentially close this gap and improve the valuation of the Company.

I would like to thank the Equal employees for their hard work and dedication, the board of directors for their guidance and our shareholders for their continued support as we look forward to the result of our ongoing effort to unlock the value in our company.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer
May 10, 2012

Q1 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

INTRODUCTION: The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three months ended March 31, 2012.  This MD&A should be read in conjunction with the MD&A, consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2011 as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the three month period ended March 31, 2012.  All amounts, unless otherwise noted, are stated in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This commentary is based on information available to, and is dated, May 10, 2012.

CONVERSION: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON–GAAP TERMS: This document contains the terms “working capital” and “cash flow netback”, which do not have any standardized meaning as prescribed by IFRS and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Equal to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to analyze profitability of its operations. The Company uses these measures to help evaluate its performance.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with IFRS.  Working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under IFRS.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with IFRS.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

ADDITIONAL GAAP MEASURE: The Company considers “funds from operations” a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  Funds from operations as determined by the Company may not be comparable to that reported by other companies.

FORWARD-LOOKING STATEMENTS: Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

[Missing Graphic Reference]

CORPORATE PROFILE

Equal Energy Ltd. is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU and EQU.DB.B).

The Company’s portfolio of oil, NGL and natural gas properties is geographically diversified with producing properties located principally in Alberta and Oklahoma.  Q1 2012 production was comprised of approximately 13% crude oil, 38% natural gas liquids (“NGLs”) and 49% natural gas.

	Three months ended March 31
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2012	2011	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	33,062	35,078	(6%)
Funds from operations (1)	12,973	11,580	12%
Per share – basic (2) ($)	0.37	0.42	(12%)
Per share – diluted (2) ($)	0.36	0.42	(14%)
Net income / (loss)	1,837	(3,382)
Per share – basic and diluted (2) ($)	0.05	(0.12)
Total assets	441,503	386,376
Working capital (deficit) including long-term debt (3)	(119,822)	(72,791)
Convertible debentures	41,534	80,336
Shareholders’ equity	217,865	165,337
SHARES OUTSTANDING
Shares outstanding – basic (2) (000s)	34,970	27,724
Shares outstanding – diluted (2) (000s)	36,129	27,724
Shares outstanding at period end (000s)	34,992	27,733
OPERATIONS
Average daily production
Oil (bbls per day)	1,353	2,567	(47%)
NGL (bbls per day)	3,908	2,324	68%
Gas (mcf per day)	30,729	22,545	36%
Total (boe per day)	10,383	8,649	20%
Average sales price
Oil ($ per bbl)	88.76	75.40	18%
NGL ($ per bbl)	39.03	47.52	(18%)
Gas ($ per mcf)	2.95	3.80	(22%)
Cash flow netback (1) ($ per boe)
Revenue (4)	34.99	45.06	(22%)
Royalties	6.53	9.33	(30%)
Production expenses	9.74	11.37	(14%)
Transportation expenses	0.31	0.56	(45%)
Operating netback	18.41	23.80	(23%)
General and administrative	2.60	5.46	(52%)
Cash interest expense	2.24	3.83	(42%)
Other cash costs (5)	(0.16)	(0.37)	(57%)
Cash flow netback	13.73	14.88	(8%)
(1)	Funds from operations is an additional GAAP measure and cash flow netback is a non-GAAP financial measures. Please refer to “Additional GAAP Measures” and “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 8 in Notes to Financial Statements.
(3)	Working capital including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding unrealized gains/losses on commodity contracts.
(4)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.
(5)                                              Other cash costs include current taxes and realized foreign exchange gains and losses.

Q1 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues including realized hedging	33,062	42,360	44,452	41,824	35,078	34,704	34,267	35,689
Funds from operations	12,973	17,061	17,435	16,602	11,580	9,338	11,402	11,357
Income/(loss) before taxes	943	(11,043)	(514)	8,651	(6,205)	(35,510)	(3,846)	(2,967)
Income/(loss)	1,837	(14,428)	(2,642)	6,492	(3,382)	(38,556)	(3,111)	2,720
Net income/(loss) per share basic ($)	0.05	(0.42)	(0.08)	0.21	(0.12)	(1.39)	(0.11)	0.12
Net income/(loss) per share – diluted ($)	0.05	(0.42)	(0.08)	0.19	(0.12)	(1.39)	(0.11)	0.12

Q4, Q3 and Q2 2011 revenues including realized hedging and funds from operations are higher than the comparative quarters due to the June 1, 2011 acquisition of working interests from a former joint venture partner in Oklahoma (the “Hunton Acquisition”), higher prices received for oil and NGLs and Equal’s focus on light oil resource plays in Alberta and liquids-rich natural gas in Oklahoma.  Q1 2012 revenues including realized hedging and funds from operations were lower than the previous three quarters due to the decreased prices received for NGLs and natural gas.  During Q1 2011 and Q4 2010, funds from operations were lower due to legal fees relating to legal proceedings against a joint venture partner in Oklahoma.  The net losses in Q4 2011 and Q4 2010 are higher than the other quarters due to the impairment charges of $27.5 million and $31.1 million, respectively.

OVERALL PERFORMANCE

Average production for Q1 2012 of 10,383 boe per day was 20% higher than the Q1 2011 production of 8,649 boe per day mainly due to the Hunton Acquisition on June 1, 2011, new volumes from wells drilled and a reactivation and workover program which were partially offset by the disposition of non-core assets in Q4 2011 and Q1 2012 and declines in a mature natural gas pool and heavy oil pool in Saskatchewan, Canada.

Overall, oil prices received in Q1 2012 increased 18% to $88.76 per barrel compared to $75.40 per barrel in Q1 2011.  NGL prices received in Q1 2012 decreased 18% to $39.03 per bbl compared to $47.52 per bbl in Q1 2011.  Natural gas prices received in Q1 2012 decreased 22% to $2.95 per mcf from $3.80 per mcf in Q1 2011.  Royalties in Q1 2012 decreased 30% to $6.53 per boe compared to $9.33 per boe in Q1 2011 due to lower prices received for natural gas and NGLs and the increased proportion of their production.  Production expenses in Q1 2012 decreased 14% to $9.74 per boe compared to $11.37 per boe in Q1 2011 due to the production from the Hunton Acquisition having lower than Company average operating costs per boe and the dispositions of non-core assets in November 2011 and January 2012 which had higher than Company average operating costs.

General and administrative (“G&A”) expenses in Q1 2012 decreased 52% to $2.60 per boe from $5.46 per boe in Q1 2011 due to higher production volumes and higher Q1 2011 expenses related to court proceedings involving a former joint venture partner that ended in Q2 2011.  Cash interest expense decreased 42% to $2.24 per boe in Q1 2012 compared to $3.83 per boe in Q1 2011 due to debt with lower interest rates and the increase in production volumes.

The overall result was that funds from operations in Q1 2012 increased 12% to $13.0 million compared to $11.6 million in Q1 2011.  The increase in funds from operations is mainly due to the increase in NGL revenues from the Hunton Acquisition, increased realized gains on commodity contracts, decreased royalties, decreased interest expense and the decrease in G&A expenses which are partially offset by lower revenues from oil and natural gas.  The net income for Q1 2012 was $1.8 million ($0.05 per share) compared to a loss of $3.4 million (loss of $0.12 per share) in Q1 2011.

SUMMARY OF OPERATIONS

The following is a summary of Equal’s operations and cash flows for the three months ended March 31, 2012 and 2011 which are referenced throughout this MD&A.
	Three months ended
(in thousands of Canadian dollars)	March 31
	2012	2011
Oil, NGL and natural gas revenues	31,187	34,949
Realized gain on commodity contracts	1,875	129
Unrealized loss on commodity contracts	(1,179)	(4,182)
Royalty expense	(6,173)	(7,264)
Revenues, net of royalty expense	25,710	23,632
Operating expenses
Production	(9,200)	(8,851)
Transportation	(297)	(433)
General and administrative	(2,454)	(4,254)
Share-based compensation expense	(1,147)	(417)
Depletion and depreciation	(12,260)	(10,687)
	(25,358)	(24,642)
Other income/(expenses)
Interest expense	(2,328)	(3,143)
Accretion of decommissioning provision	(201)	(189)
Gain/(loss) on sale of assets	349	(179)
Redemption premium on convertible debentures	-	(1,897)
Realized foreign exchange loss	156	367
Unrealized foreign exchange gain/(loss)	2,615	(154)
	591	(5,195)
Income / (loss) before income taxes	943	(6,205)

Income taxes
Current	-	(81)
Deferred taxes reduction	894	2,904
	894	2,823

Net income / (loss)	1,837	(3,382)

		Three months ended
		March 31
(in thousands of Canadian dollars)	2012	2011
Cash Flow from Operations
Net income / (loss)	1,837	(3,382)
Share-based compensation	1,147	417
Depletion, depreciation and accretion	12,260	10,687
Non-cash interest expense on convertible debentures	207	161
Accretion of decommissioning provision	201	189
Unrealized loss on commodity contracts	1,179	4,182
(Gain)/loss on sale of assets	(349)	179
Redemption premium on convertible debentures	-	1,897
Unrealized foreign exchange(gain)/ loss	(2,615)	154
Deferred taxes reduction	(894)	(2,904)
Funds from operations	12,973	11,580
Cash paid on decommissioning provision	(284)	(405)
Changes in non-cash working capital items	62	(5,154)
Cash from operating activities	12,751	6,021

SALES VOLUMES

Production
	Three months ended March 31
	2012	2011	Change
Daily sales volumes – average
Oil (bbls per day)	1,353	2,567	(47%)
NGL (bbls per day)	3,908	2,324	68%
Natural gas (mcf per day)	30,729	22,545	36%
Total (boe per day)	10,383	8,649	20%

Sales volumes mix by product
Oil	13%	30%
NGL	38%	27%
Natural gas	49%	43%
	100%	100%

Average production for Q1 2012 of 10,383 boe per day was 20% higher than the Q1 2011 production of 8,649 boe per day mainly due to the Hunton Acquisition on June 1, 2011, new volumes from wells drilled and a reactivation and workover program which were partially offset by the disposition of non-core assets in Q4 2011 and Q1 2012 and declines in a mature natural gas pool and heavy oil pool in Saskatchewan, Canada.  Q1 2012 production decreased 7% compared to Q4 2011 production of 11,154 boe per day due to the disposition of non-core assets on November 15, 2011 and January 31, 2012 totaling approximately 1,700 boe per day.  For the three months ended March 31, 2012, average production consisted of 1,353 boe per day of oil, 3,908 boe per day of NGLs and 30,729 mcf per day of natural gas, resulting in a mix of 13% oil, 38% NGLs and 49% natural gas compared to 30% oil, 27% NGL and 43% natural gas in Q1 2011.

On January 31, 2012, the Company completed the sale of additional non-core assets in Saskatchewan, which produced approximately 300 boe per day of heavy oil, for proceeds of $8.3 million.

On April 26, 2012, the Company closed the sale of 50% of its interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of US$18.1 million.  Concurrent with the sale, Equal entered into a joint venture agreement with the counterparty of the sale to develop those assets.

Taking into account the asset disposition and new joint venture, the Company expects average production between 9,500 and 9,800 boe per day in 2012.

For the three months ended March 31, 2012, Equal drilled the following 5 (4.5 net) wells with a 100% success rate:
•	4 (3.5 net) K-9 Hunton vertical natural gas wells in Oklahoma; and
•	1 (1.0 net) Twin Cities / Central Dolomite Hunton liquids-rich natural gas well in Oklahoma.

Production by Geographic Area
	Three months ended March 31, 2012
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	1,096	82%	257	3%	1,353	13%
NGL (bbls per day)	18	1%	3,890	43%	3,908	38%
Natural gas (mcf per day)	1,379	17%	29,350	54%	30,729	49%
Total (boe per day)	1,344	100%	9,039	100%	10,383	100%

Canadian Operations

In Q1 2012, production in Canada of 1,344 boe per day decreased 62% compared to 3,582 boe per day during Q1 2011.  The decrease is mainly due to the disposition of non-core assets in Q4 2011 and Q1 2012 which had produced approximately 2,100 boe per day, higher than anticipated declines in a mature natural gas field in southwest Saskatchewan and natural decline rates on the Company’s wells which were partially offset by the new wells drilled in 2011.  Q1 2012 production was 48% lower than Q4 2011 production of 2,604 boe per day mainly due to the dispositions of non-core assets on November 15, 2011 and January 31, 2012 and the decline in a mature natural gas field in southwest Saskatchewan.

U.S. Operations

In Q1 2012, production in the United States of 9,039 boe per day was 78% higher compared to 5,067 boe per day during Q1 2011.  The increase in production is due to the Hunton Acquisition on June 1, 2011 of 3,100 boe per day and new wells drilled over the period.  Q1 2012 production increased 6% compared to Q4 2011 production of 8,550 boe per day due to the contribution from new wells drilled and completed over the period.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended March 31
	2012	2011	Change
WTI (US$ per bbl)	102.93	94.10	9%
Average exchange rate: US$ to Cdn$1.00	1.00	1.01	(1%)
WTI (Cdn$ per bbl)	102.93	93.16	10%
Edmonton Light	92.23	87.15	6%
Propane, Conway, Kansas (US$/bbl)	43.47	54.35	(20%)
NYMEX (US$ per mmbtu)	2.77	4.14	(33%)
NYMEX (US$ per mcf) (1)	2.87	4.28	(33%)
AECO daily index (Cdn$ per GJ)	2.03	3.56	(43%)
AECO daily index (Cdn$ per mcf) (2)	2.07	3.63	(43%)
(1) Conversion rate of 1.0350 mmbtu per mcf.
(2) Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, Kansas is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, Kansas mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark for natural gas is the price at the AECO hub (a storage and pricing hub for Canadian natural gas) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q1 2012 increased 9% to an average of US$102.93 per bbl WTI from US$94.10 per bbl WTI in Q1 2011.  In Canadian dollars, the average price per bbl increased 10% to $102.93 per bbl WTI from $93.16 per bbl WTI.  However, the actual price received in the western Canadian basin was depressed from the WTI benchmark so that much of the increase in the WTI was not realized on Equal’s oil production.  The price increase was partially enhanced by the weakening of the Canadian dollar which averaged US$1.00 per Canadian dollar during Q1 2012 compared to US$1.01 per Canadian dollar during Q1 2011.

Benchmark propane prices for Q1 2012 decreased 20% to an average of US$43.47 per bbl from US$54.35 per bbl in Q1 2011.

Benchmark natural gas prices for Q1 2012 on the NYMEX decreased 33% to an average of US$2.77 per mmbtu from US$4.14 per mmbtu in Q1 2011.  In Canada, AECO pricing decreased 43% to $2.03 per GJ during Q1 2012 compared to $3.56 per GJ during Q1 2011.

Average Commodity Prices Received
	Three months ended March 31
	2012	2011	Change
Oil (1) (Cdn$ per bbl)	89.68	75.65	19%
Oil commodity contract settlements (Cdn$ per bbl)	(0.92)	(0.25)	268%
Combined oil (1) (Cdn$ per bbl)	88.76	75.40	18%
NGL (Cdn$ per bbl)	39.03	47.52	(18%)
Natural gas (Cdn$ per mcf)	2.24	3.71	(40%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.71	0.09	689%
Combined natural gas (Cdn$ per mcf)	2.95	3.80	(22%)
Total (2) (Cdn$ per boe)	34.99	45.06	(22%)
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

In Q1 2012, the average price received for oil by Equal, net of commodity contract settlements, increased 18% to $88.76 per bbl from $75.40 per bbl in Q1 2011.  The increase in the oil price realized is the result of the Q1 2012 oil production consisting of lighter oil compared to the Q1 2011 production due to the disposition of assets during Q4 2011 and Q1 2012 which produced heavier oil.  The average price received for NGLs in Q1 2012 decreased 18% to $39.03 per bbl compared to $47.52 per bbl in Q1 2011.  The average price received for natural gas in Q1 2012, net of commodity contract settlements, decreased 22% to $2.95 per mcf from $3.80 per mcf in Q1 2011.

REVENUES

Revenues (in thousands of Canadian dollars)
	Three months ended March 31
	2012	2011	Change
Oil revenues	11,045	17,480	(37%)
NGL revenues	13,882	9,939	40%
Natural gas revenues	6,260	7,530	(17%)
Realized gain on commodity contracts	1,875	129	1000%
Revenues including realized hedging	33,062	35,078	(6%)
Unrealized mark-to-market gain (loss) on commodity contracts	(1,179)	(4,182)	(72%)
Revenues including commodity contracts	31,883	30,896	3%

Revenues by Geographic Area (in thousands of Canadian dollars)	Three months ended March 31, 2012
	Canada	U.S.	Total
Oil revenues	8,670	2,375	11,045
NGL revenues	76	13,806	13,882
Natural gas revenues	333	5,927	6,260
Realized gain on commodity contracts	(114)	1,989	1,875
Revenues including realized hedging	8,965	24,097	33,062
Unrealized mark-to-market gain (loss) on commodity contracts	(1,522)	343	(1,179)
Revenues including commodity contracts	7,443	24,440	31,883

In Q1 2012, revenues including realized hedging decreased 6% to $33.1 million from $35.1 million in Q1 2011 due to decreased oil and natural gas revenues which were partially offset by a higher NGL revenues and realized gains on commodity contracts.

Oil revenues for Q1 2012 decreased 37% to $11.0 million compared to $17.5 million in Q1 2011 which was the result of a 47% decrease in production volumes which was partially offset by a 19% increase in sales price received for oil.  NGL revenues for Q1 2012 increased 40% to $13.9 million from $9.9 million in Q1 2011 which was the result of a 68% increase in production volumes partially offset by an 18% decrease in sales price for NGLs.  Natural gas revenues for Q1 2012 decreased 17% to $6.3 million from $7.5 million in Q1 2011 which was the result of a 40% decrease in sales price received for natural gas partially offset by a 36% increase in production volumes.

In Q1 2012, the realized gain on commodity contracts of $1.9 million was higher than the $0.1 million realized gain in Q1 2011 due to higher revenues received from the Company’s hedges on natural gas.  The unrealized mark-to-market loss on commodity contracts in Q1 2012 was to $1.2 million compared to a loss of $4.2 million during Q1 2011.  The unrealized mark-to-market loss on commodity contracts in Q1 2012 was due to the increase in the price for oil at March 31, 2012 compared to December 31, 2011.

During Q1 2012, the Company updated its 2012 assumptions for planning purposes; the Company uses US$104.00 per bbl for WTI, US$2.50 per mmbtu for NYMEX natural gas, $2.00 per mcf for AECO natural gas, an exchange rate of CAD$1.000:US$0.975 and a discount of 60% from US$ WTI for US NGL pricing.  The Company constantly monitors actual prices against plan prices and adjusts its operational plans to address variations.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.  As of March 31, 2012 for the remaining 9 months of 2012, Equal has the equivalent of 800 bbls per day of oil production hedged at an average price CAD$101.50 per bbl and 10,111 mmbtu per day of natural gas at an average price of USD$4.30 per mmbtu.   Based on Q1 2012 average production, the Company has 59% of its oil hedged and 33% of its natural gas which is equivalent to 24% of the Company’s total production.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at March 31, 2012 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonableness of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At March 31, 2012, Equal had the following financial derivatives and fixed price contracts outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012
Collar	Gas	Floor: 2.50 (US$/mmbtu) (2.59 US$/mcf) Ceiling: 3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.00 (US$/mmbtu) (3.11 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.21 US$/mmbtu ($0.22 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012

Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.00 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	101.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	102.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf.

As at March 31, 2012 the above commodity contracts had a net mark-to-market asset position of $3.5 million compared to a net mark-to-market asset position of $4.8 million on December 31, 2011.  The decrease in the net mark-to-market asset position is due to the increase in oil prices from December 31, 2011 to March 31, 2012.  This mark-to-market asset position at March 31, 2012 relates primarily to the natural gas contracts which have hedged prices higher than the market prices at March 31, 2012.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.
Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2012	2011	Change
Royalties	6,173	7,264	(15%)
As a percentage of revenues before commodity contracts	20%	21%
Royalties per boe ($)	6.53	9.33	(30%)

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31, 2012
	Canada	U.S.
Royalties	862	5,311
As a percentage of revenues before commodity contracts	9%	24%
Royalties per boe ($)	7.05	6.46

In Q1 2012, royalties decreased 15% to $6.2 million from $7.3 million in Q1 2011 primarily the result of a 13% decrease in revenues before commodity contracts and lower royalty rates on horizontal oil wells drilled in Canada during 2010 and 2011.  The horizontal oil wells are charged a 5% Alberta Crown royalty for the first 18-36 months depending on their total measured depth.  Q1 2012 royalties decreased 27% compared to Q4 2011 royalties of $8.5 million due to lower oil, NGL and natural gas revenues in Q1 2012 which was mainly due to non-core asset sales.

During 2012, royalty rates as a percentage of revenues are expected to slightly decrease compared to 2011 due to the planned drilling of horizontal wells in Canada and the drilling of horizontal Hunton and Mississippian wells which receive a 6% production tax rebate for the first 48 months.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
Three months ended March 31
	2012	2011	Change
Production expense	9,200	8,851	4%
Production expense per boe ($)	9.74	11.37	(14%)

In Q1 2012, production expenses increased 4% to $9.2 million from $8.9 million in Q1 2011.  Production expense on a per boe basis decreased 14% to $9.74 per boe in Q1 2012 compared to $11.37 per boe in Q1 2011 due to the disposition of non-core assets which had higher than Company average operating costs.  Q1 2012 production expenses decreased 4% compared to $10.17 per boe in Q4 2011 primarily due to the disposition of non-core assets in Q4 2011 and Q1 2012.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended March 31, 2012
	Canada	U.S.
Production expenses	3,209	5,991
Production expenses per boe ($)	26.24	7.28

Canadian Operations

In Canada for Q1 2012, production expenses were $3.2 million which was 47% lower than $6.0 million in Q1 2011 mainly due to dispositions of non-core assets in Canada during Q4 2011 and Q1 2012.  On a per boe basis, production expenses increased 41% to $26.24 per boe in Q1 2012 compared to $18.57 per boe in Q1 2011 mainly due to increased workover costs attributed to reactivations of previous shut-in oil wells and producing oil wells that needed repairs.  Q1 2012 production costs per boe increased 23% compared to $21.34 per boe in Q4 2011 mainly due to increased workover costs attributed to reactivations of previous shut-in oil wells and producing oil wells that needed repairs.

U.S. Operations

In the U.S. for Q1 2012, overall production expenses increased by 107% to $6.0 million from $2.9 million mainly due to the increased volumes from the Hunton Acquisition in Q2 2011 and the addition of new wells drilled during the year.  On a per boe basis, production expense increased 16% to $7.28 per boe from $6.28 per boe in Q1 2011 mainly due to the initial high water volumes from newly completed wells during their early producing phase.  Q1 2012 production expenses per boe increased by 8% compared to Q4 2011 production expenses of $6.76 per boe due to the initial high water volumes from newly completed wells during their early producing phase.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2012	2011	Change
Transportation expense	297	433	(31%)
Transportation expense per boe ($)	0.31	0.56	(45%)

In Q1 2012, transportation costs decreased 45% to $0.31 per boe from $0.56 per boe in Q1 2011 and decreased 6% compared to $0.33 per boe in Q4 2011.  The decrease in transportation expense is due to the re-allocation of certain costs against revenues.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 42% in Q1 2012 compared to Q1 2011 on a total dollar basis and decreased by 52% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2012	2011	Change
Gross G&A expense	3,511	5,413	(35%)
Capitalized	(487)	(508)	(4%)
Recoveries	(570)	(651)	(12%)
G&A expense	2,454	4,254	(42%)
G&A expense per boe ($)	2.60	5.46	(52%)

In Q1 2012, G&A costs were $2.5 million ($2.60 per boe) compared to $4.3 million ($5.46 per boe) in Q1 2011.  The decrease in G&A mainly is due to high legal fees in Q1 2011 related to court proceedings involving a former joint venture participant that ended in Q2 2011.  Q1 2012 G&A costs decreased by 22% compared to $3.2 million in Q4 2011 as staff numbers were reduced in Canada subsequent to the asset sales.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2012	2011	Change
Gross share-based compensation expense	1,252	438	186%
Capitalized	(105)	(21)	400%
Share-based compensation expense	1,147	417	175%
Share-based compensation expense per boe ($)	1.21	0.54	124%

In Q1 2012, non-cash share-based compensation expense was $1.1 million compared to $0.4 million in Q1 2011 and $1.2 million in Q4 2011.  The Q1 2012 increase in the share-based compensation expense is due to the higher number of restricted shares and options outstanding during the period that were issued in Q2 2011 and Q1 2012 as part of the regular renewal the Company’s long-term incentive programs.

DEPLETION AND DEPRECIATION (“D&D”)

Depletion and Depreciation (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended March 31
	2012	2011	Change
D&D	12,260	10,687	15%
D&D per boe ($)	12.98	13.73	(5%)

In Q1 2012, D&D expenses increased 15% to $12.3 million ($12.98 per boe) compared to $10.7 million ($13.73 per boe) in Q1 2011.  The increase in D&D expenses in Q1 2012 compared to Q1 2011 is mainly due to the 20% increase in Q1 2012 production compared to Q1 2011.  Q1 2012 D&D expenses decreased 28% compared to $17.0 million in Q4 2011 due to the $27.5 million impairment of property, plant and equipment which occurred in Q4 2011 which decreased the costs to be depleted thus lowering the per unit depletion rates.  There we no impairments in Q1 2012.

INTEREST EXPENSE

The cash portion of interest expense in Q1 2012 was $2.1 million which was comprised of interest on long-term debt of $1.4 million and interest on convertible debentures of $0.8 million.  The non-cash portion of interest expense in Q1 2012 was $0.2 million for the accretion of convertible debentures.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended March 31
	2012	2011	Change
Cash interest expense on long-term debt	1,368	499	174%
Cash interest expense on convertible debentures	753	2,483	(70%)
Subtotal cash interest expense	2,121	2,982	(29%)
Non-cash amortization of premium on convertible debentures	-	(21)	(100%)
Non-cash accretion on convertible debentures	207	182	14%
Total interest expense	2,328	3,143	(26%)
Cash interest expense per boe on long-term debt ($)	1.45	0.64	127%
Cash interest expense per boe on convertible debentures ($)	0.79	3.19	(75%)
Total cash interest expense per boe ($)	2.24	3.83	(42%)

In Q1 2012, cash interest expense decreased 29% to $2.1 million compared to $3.0 million in Q1 2011 mainly due to lower interest paid on the convertible debentures which was partially offset by the higher interest expense on long-term debt.  During 2011, Equal re-structured its balance sheet by redeeming its convertible debentures which paid interest amounts of 8.0% and 8.25% of face value and replacing these with lower interest paying 6.75% convertible debentures and the bank credit facility.  Q1 2012 cash interest expense was lower than the $2.8 million cash interest expense in Q4 2011 due to the proceeds from the non-core asset sales used to lower the average outstanding bank debt amount.

Equal’s long-term debt balance at March 31, 2012 was $123.2 million (US$123.5 million) compared to $138.8 million (US$136.5 million) at December 31, 2011.  The decrease is mainly due to proceeds from the non-core asset sale which closed January 31, 2012, decreased capital expenditures during Q4 2011 and Q1 2012 and the strengthening of the Canadian dollar during Q1 2012.  The average interest rate on long-term debt in Q1 2012 was 3.3% and the rate as of May 10, 2012 is approximately 3.2%.

Equal’s bank credit facility renewal was confirmed on May 10, 2012 with a maturity date in June 2013 and should the lenders decide not to renew the facility, the debt must be repaid by June 2014.  The renewal left the capacity of the revolving and operating credit facilities unchanged at $200.0 million.  The lenders’ consent is required for any draw on the bank credit facility above $185.0 million.

ACCRETION OF DECOMMISSIONING PROVISION

In Q1 2012 and Q1 2011, the accretion of the decommissioning provision was $0.2 million.

GAIN/LOSS ON DISPOSAL OF ASSETS

In Q1 2012, there was a gain on disposal of assets of $0.3 million compared to a loss of $0.2 million in Q1 2011.  The gain in Q1 2012 was the result of the sale of $1.4 million of non-core assets in Oklahoma.

FOREIGN EXCHANGE

In Q1 2012, there was a foreign exchange gain of $2.8 million compared to a gain of $0.2 million in Q1 2011.  The foreign exchange gain in Q1 2012 was mainly due to the effect of the strengthening of the Canadian dollar against the U.S. dollar on the Company’s U.S. dollar denominated debt.

TAXES

In Q1 2012, the deferred taxes reduction is $0.9 million compared to the deferred taxes reduction of $2.9 million in Q1 2011.

The effective rate of the deferred income tax reduction is predominately due to the different tax jurisdictions where Equal operates.

NET INCOME

Q1 2012 had net income of $1.8 million ($0.05 per share) compared to a loss of $3.4 million (loss of $0.12 per share) in Q1 2011.  The net income in Q1 2012 compared to the loss in Q1 2011 was mainly the result of Q1 2012 having a greater gain on foreign exchange, lower interest expense and the absence of a redemption premium on convertible debentures which occurred in Q1 2011.

COMPREHENSIVE LOSS

Q1 2012 had a comprehensive loss of $4.3 million compared to the comprehensive loss of $8.9 million in Q1 2011.  The losses are due to the foreign currency translation adjustments in Q1 2012 and Q1 2011 of $6.1 and $5.5 million, respectively, related to the Company’s investment in U.S. operations.

ADDITIONAL GAAP MEASURES

Equal uses certain additional GAAP measures that are not defined terms under IFRS to assess performance.  Management believes these measures provide useful supplemental information to investors.  The following are the measures Equal uses in assessing performance.

Funds from Operations

The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities as reconciled in the table below:
Funds from Operations (in thousands of Canadian dollars)
	Three months ended March 31
	2012	2011
Cash provided by operating activities	12,751	6,021
Changes in non-cash working capital items	(62)	5,154
Decommissioning provision costs incurred	284	405
Funds from operations	12,973	11,580

In Q1 2012, funds from operations increased by 12% to $13.0 million from $11.6 million in Q1 2011.  The increase in funds from operations is mainly due to the increase in commodity prices for oil, the increase in production of NGLs, the decrease in interest expense and the decrease in G&A expenses which were partially offset by the decrease in oil production and prices for NGLs and natural gas.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by IFRS and previous Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:

Cash Flow Netback (in thousands of Canadian dollars, except for per share and per boe amounts)
	Three months ended March 31
	2012	2011
Net income / (loss)	1,837	(3,382)
Share-based compensation	1,147	417
Depletion and depreciation	12,260	10,687
Non-cash interest on convertible debentures	207	161
Accretion of decommissioning provision	201	189
Unrealized loss on commodity contracts	1,179	4,182
(Gain)/loss on sale of assets	(349)	179
Redemption premium on convertible debentures	-	1,897
Unrealized foreign exchange (gain)/loss	(2,615)	154
Deferred taxes reduction	(894)	(2,904)
Funds from operations	12,973	11,580
Total volume (mboe)	945	778
Cash flow netback (non-GAAP) ($ per boe)	13.73	14.88

CAPITAL EXPENDITURES

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended March 31
	2012	2011	Change
Property, plant and equipment expenditures	11,358	13,315	(15%)
Exploration and evaluation expenditures	772	9,507	(92%)
Dispositions	(9,678)	(205)	1000%
Total	2,452	22,617	(89%)

In Q1 2012, Equal’s net capital expenditures were $2.5 million, of which Equal spent $12.1 million in total capital expenditures and received $9.7 million from dispositions of non-core properties.

Expenditures in Canada in Q1 2012 totaled $1.5 million and proceeds from dispositions totaled $8.3 million.  The major components of these expenditures include:
•	$0.5 million on wells, drilling and workovers;
•	$0.5 million on facilities and other equipment maintenance;
•	$0.2 million on land and seismic acquisition; and
•	$0.3 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

Expenditures in the U.S. in Q1 2012 totaled $10.6 million and proceeds from dispositions totaled $1.4 million.  The major components of these expenditures include:
•	$9.2 million related to wells, drilling and workovers;
•	$0.4 million on acquisitions of land for future development in Oklahoma;
•	$0.9 million on capital enhancements; and
•	$0.1 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

During Q1 2012, the Company drilled 5 (4.5 net) wells in Oklahoma and started drilling one well in Canada.  Equal’s near term drilling will continue to be focused on light oil targets and liquids-rich gas targets.  The wells drilled in Canada focus on the light oil plays in the Alberta-based Cardium and Viking resources plays.   The wells drilled in Oklahoma focused on the liquids-rich natural gas Hunton play while at the same time preserving rights in the Mississippian play.

Equal currently operates all of its drilling and can dictate the pace and targets of its drilling programs, therefore, the Company can adjust quickly to the changes in commodity prices if necessary.  Equal has an extensive drilling inventory so it can increase capital spending in a higher commodity price environment and has the financial flexibility to do so with its credit facility.

On April 26, 2012, Equal closed the sale of 50% of its interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of US$18.1 million.  Concurrent with the sale, Equal entered into a joint venture agreement with the counterparty of the sale to develop those assets.  The joint venture agreement includes an initial 12 well drilling program which is expected to commence in early Q3 2012.  The joint venture party will conduct the drilling and completion activities and Equal will operate the wells once they are completed.

The Company drilling plans for 2012 include up to six light oil Viking wells at Alliance (Alberta), up to four Cardium light oil wells at Lochend (Alberta), four liquids-rich natural gas wells at K-9 (Oklahoma), up to five liquids-rich natural gas wells at Twin Cities Central Dolomite (Oklahoma) and up to six joint venture Mississippian oil wells (Oklahoma).

As of March 31, 2012, Equal has commitments for the following payments over the next five years:

Commitments
(in thousands of Canadian dollars)	2012	2013	2014	2015 – 2016	Total
Long-term debt (1)	-	123,191	-	-	123,191
Interest on long-term debt (2)	2,993	1,914	-	-	4,907
Convertible debentures (3)	-	-	-	45,000	45,000
Interest on convertible debentures (3)	2,278	3,038	3,038	3,798	12,152
Accounts payable & accrued liabilities	19,921	-	-	-	19,921
Decommissioning provision	273	-	-	-	273
Commodity contracts	55	415	-	-	470
Office leases	908	1,169	1,178	1,472	4,727
Vehicle and other operating leases	126	101	76	-	303
Total obligations	26,554	129,828	4,292	50,270	210,944
(1)  Subsequent to March 31, 2012, the credit facility repayment was extended to June 2014.  As at March 31, 2012, the long-term debt balance consisted of US$123.5 million converted at the closing exchange rate of CDN$0.9975 per US$1.00.
(2)  Assumes an interest rate of 3.2% (the rate on March 31, 2012).
(3)  The 6.75% convertible debentures with an outstanding face value of $45.0 million mature on March 31, 2016.

LIQUIDITY & CAPITAL RESOURCES

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal may raise through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2012.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2012 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.

Equal’s capital structure at March 31, 2012 is as follows:
	March 31, 2012
Capitalization (in thousands of Canadian dollars except percentages)	Amount	%
Long-term debt (1)	123,191	42%
Working capital (2) excluding long-term debt	(3,369)	(1%)
Working capital (2) including long-term debt	119,822	41%
Convertible debentures	41,534	14%
Shares issued, at market (3)	131,218	45%
Total capitalization	292,574	100%
(1)	As at March 31, 2012, the long-term debt balance consisted of US$123.5 million converted at the closing exchange rate of CDN$0.9975 per US$1.00.
(2)	Working capital excludes unrealized gains and losses on commodity contracts.
(3)	The market price of Equal’s shares on March 31, 2012 was $3.75 per share.

Long-term Debt

Long-term debt is represented by the amounts drawn on the bank credit facility.  At March 31, 2012, Equal’s long-term debt consisted of US$123.5 million which was the equivalent of CDN$123.2 million converted at the closing exchange rate of CDN$0.9975 per US$1.00.  Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $200.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	March 31, 2012	December 31, 2011
Interest coverage (1):
Cash flow over the prior four quarters	71,673	69,246
Interest expenses over the prior four quarters	10,475	11,338
Interest coverage ratio	6.84 : 1.00	6.11 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital at March 31, 2012 was $3.4 million which decreased compared to working capital at December 31, 2011 of $15.1 million.  The decrease in working capital is mainly attributed to the repayment of long-term debt and decrease in receivables due to lower prices for natural gas and NGLs and the sale of non-core assets.

Working Capital (in thousands of Canadian dollars)	March 31, 2012	December 31, 2011
Cash	3,261	5,553
Accounts receivable	19,130	25,174
Prepaid expenses, deposits and other	1,172	870
Assets held for sale	-	9,678
Accounts payable and accrued liabilities	(19,921)	(24,239)
Liabilities associated with assets held for sale	-	(1,378)
Current portion of decommissioning provision	(273)	(557)
Working capital	3,369	15,101
Long-term debt	(123,191)	(138,820)
Working capital (deficit) including long-term debt	(119,822)	(123,719)

Convertible Debentures

As at March 31, 2012, Equal had $41.5 million of 6.75% convertible debentures (EQU.DB.B) outstanding with a face value of $45.0 million.  The 6.75% convertible debentures have the conversion price of $9.00 per share.  Each $1,000 principal amount of EQU.DB.B debentures is convertible into approximately 111.11 Equal shares and mature on March 31, 2016.

SUBSEQUENT EVENTS

On April 26, 2012, Equal closed the sale of 50% of its interest in approximately 14,500 net undeveloped acres prospective for Mississippian light oil for total cash consideration of US$18.1 million.  Concurrent with the sale, Equal entered into a joint venture agreement with the counterparty of the sale to develop those assets.

On May 3, 2012, Equal announced that its Board of Directors has initiated a strategic review process to identify, examine and consider alternatives with the view to enhancing shareholder value.  Strategic alternatives may include, but are not limited to, the sale of all or a portion of the Company’s assets, the outright sale of the corporation, a merger or other business combination, a recapitalization, acquisitions, as well as continued execution of its business plan, or any combination thereof.

EQUITY INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Equity Data as at	May 10, 2012	March 31, 2012	December 31, 2011
Shares	35,047,617	34,991,569	34,779,435
Share options	1,267,064	1,227,312	1,303,495
Restricted shares	1,586,926	1,521,165	946,285
6.75% Convertible debentures ($1,000 per debenture)	45,000	45,000	45,000

OUTLOOK

Among the challenges facing the Company in 2012 are the depressed prices in natural gas and associated natural gas liquids.  An unusually warm winter across North America has generated a temporary over-supply situation for the near term.  These lower prices will affect our cash flow expectations; our current cash flow projections for 2012 are between $50 - $55 million.  We are carefully monitoring our expenditures in light of lower realizations for our products so that our base development drilling expenditures stay within cash flow.  Our strong production performance in Q1 2012 is enabling us to maintain our original average production projection of 9,500 – 9,800 boe per day.

In addition, Equal is actively shifting its focus towards oil drilling in the Cardium, Mississippian and Viking plays and will keep this focus for the balance of the year.  Oil prices have been stronger than our forecast and so this change in drilling objectives is prudent.  Our Company has the capability to do this with our deep portfolio of opportunities and because we operate and control the agenda in our portfolio.

Strategic Review
On May 3rd, Equal’s board of directors announced the initiation of a strategic review process to be managed by a special committee of independent board members with the assistance of Scotiabank as strategic advisors.  The board and management are responding to a perceived significant gap between the value of the Company’s underlying assets, and the value being recognized in the Company’s stock price.  The objective of the strategic review is to explore ways to potentially close this gap and improve the valuation of the Company.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in Equal’s internal control during the three months ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, Equal’s internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

As of January 1, 2013, the following standards and amendments issued by the IASB become effective:

•
      IFRS 10, "Consolidated Financial Statements", which is the result of the IASB’s project to replace Standing Interpretations Committee 12, "Consolidation – Special Purpose Entities" and the consolidation requirements of IAS 27, "Consolidated and Separate Financial Statements".  The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity.

•
      IFRS 11, "Joint Arrangements", which is the result of the IASB’s project to replace IAS 31, “Interests in Joint Ventures”.  The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.  Under IAS 31, joint ventures could be proportionately consolidated.

•
      IFRS 12, "Disclosure of Interests in Other Entities", which outlines the required disclosures for interests in subsidiaries and joint arrangements.  The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements.

•
      IFRS 13, "Fair Value Measurement", which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements.  The standard applies where fair value measurements are required and does not require new fair value measurements.

As of January 1, 2015, the following standard issued by the IASB becomes effective:

•
      IFRS 9, "Financial Instruments", which is the result of the first phase of the IASB’s project to replace IAS 39, "Financial Instruments: Recognition and Measurement".  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated depletion and depreciation that are based on estimates of oil, NGL and natural gas reserves and useful lives of equipment;
•	property, plant and equipment is aggregated into cash-generating units based on management’s judgment of their ability to generate largely independent cash flows;
•	estimated future recoverable value of property, plant and equipment that are based on estimates of oil, NGL and natural gas reserves that Equal expects to recover in the future;
•	estimated future recoverable value of assets that are transferred from E&E to property, plant and equipment based on oil, NGL and natural gas reserves;
•	estimated value of decommissioning provision obligations that are dependent upon estimates of future costs and timing of expenditures;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated expenses from Equal’s share-based compensation plans that are based on pricing models such as the Black-Scholes model; and
•	estimated deferred income taxes which are dependent upon tax interpretations, regulations and legislation in various jurisdictions in which the Company operates that are subject to change.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

Q1 2012 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf	thousand cubic feet of natural gas
bbl or bbls	barrels of oil	mcf per day	thousands of cubic feet of natural gas per day
bbls per day	barrels of oil per day	mmbtu	millions of British Thermal Units
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmbtu per day	millions of British Thermal Units per day
boe per day	barrels of oil equivalent per day	mmcf	millions of cubic feet of natural gas
Cdn$	Canadian dollars	Mwh	megawatt-hour
FD&A	Finding Development & Acquisition Costs	NGL	natural gas liquids (ethane, propane, butane and condensate)
FDC	Future Development Costs	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
IFRS	International Financial Reporting Standards	Q4	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)

Q1 2012 FINANCIAL REPORT